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SEC FILE NUMBER	000-51064

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Great Wolf Resorts, Inc.

Full Name of Registrant

Former Name if Applicable

122 West Washington, Ave.

Address of Principal Executive Office (Street and Number)

Madison, Wisconsin 53703

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

     On November 10, 2005, management of Registrant concluded, with the approval of the Audit Committee of the Board of Directors of Registrant (the “Audit Committee”), that Registrant’s audited financial statements for the fiscal year ended December 31, 2004, and the unaudited financial statements for the quarterly periods ended March 31, 2005 and June 30, 2005 (the “Filed Periods”), are required to be restated in order to reflect certain reclassifications of assets related to Registrant’s formation transactions and the resulting balance sheet and income statement adjustments. In addition, Registrant will revise the financial information regarding the quarterly period ended September 30, 2005, contained in a press release issued by Registrant on November 2, 2005, and a current report on Form 8-K filed on November 7, 2005 (together with the Filed Periods, the “Relevant Periods”). Registrant is in the process of determining the impact of these adjustments on net income for the Relevant Periods.
     The adjustments result from the application of Emerging Issues Task Force (EITF) Issues No. 98-3 and No. 04-1 with regard to Registrant’s recording of the formation transactions in December 2004. Registrant recorded the formation transactions by applying the purchase method of accounting in connection with the acquisition of seven resort-owning entities. This accounting was presented in Registrant’s filings with the SEC for the Relevant Periods.
     In October 2005, Registrant announced the formation of a joint venture with CNL Income Properties, Inc. In connection with Registrant’s recording of certain items related to that joint venture transaction, Registrant has reconsidered the application of EITF 98-3 relative to Registrant’s Williamsburg and Pocono Mountains resorts as of the date of Registrant’s formation transactions in December 2004. Registrant has now determined that the acquisition of each of those two resorts did not constitute an acquisition of a “business,” as that term is defined in EITF 98-3, and that Registrant should have recorded each of those acquisitions as a purchase of assets, rather than a purchase of a business. As a result, the amounts previously recorded as goodwill in connection with the Williamsburg and Poconos resorts will now be recorded as increases to identifiable intangible assets and/or property and equipment.
     Also, Registrant has determined that the provisions of EITF 04-1 were applicable to Registrant as of the date of the formation transactions in December 2004. As a result, Registrant is in the process of evaluating whether some portion of the amounts previously recorded as goodwill in connection with the five operating resorts purchased at that time should have been recorded as increases to identifiable intangible assets, and the related effects on Registrant’s deferred tax liability, depreciation and amortization expense, and income tax expense.
     When the adjustments and revisions are finalized, Registrant will include the restated results in a 10-K/A filing for the fiscal year ended December 31, 2004; 10-Q/A filings for the three-month periods ended March 31, 2005 and June 30, 2005; and a 10-Q filing for the three months ended September 30, 2005.
     Registrant is working diligently to complete its review of its application of purchase accounting and to quantify the impact of the necessary adjustments on each of the reporting periods, but requires an extension of time in order to complete and file its report on Form 10-Q for the three months ended September 30, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

J. Michael Schroeder	(608)	661-4757

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☒   No

Pro forma financial statements were not included with Current Report on Form 8-K filed on October 17, 2005. Registrant has reinterpreted applicable rules and now believes pro forma financial statements were required to be filed with this Form 8-K and is diligently working to complete such statements.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed more fully in Part III, above, Registrant is currently completing its review of its financial results for the third quarter of 2005. Registrant anticipates significant changes in its results of operations versus the results of operations of Registrant’s predecessor for the third quarter of 2004. Registrant’s and its predecessor’s results of operations for the three and nine months ended September 30, 2005 and 2004, respectively, are not directly comparable due primarily to the impact of Registrant’s IPO and the formation transactions in December 2004, Registrant’s debt and the repayment of the predecessor’s debt upon the consummation of Registrant’s IPO. In addition, in March 2005 Registrant opened an additional Great Wolf Lodge resort in Williamsburg, Virginia.
Registrant is in the process of determining the allocation of the amounts previously recorded as goodwill to identifiable intangible assets and/or property and equipment, and the related effects on Registrant’s deferred tax liability, depreciation and amortization expense, income tax expense, net income and net cash flow for the quarter ended September 30, 2005, as previously reported on Form 8-K filed on November 7, 2005. Registrant does not expect any changes to cash position, revenues or operating cash flow.

Great Wolf Resorts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2005	By	/s/ J. Michael Schroeder

J. Michael Schroeder Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).